						Exhibit 12.2
BLOCK FINANCIAL LLC
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three months ended July 31,		Twelve months ended April 30,
	2015	2014	2015	2014	2013	2012	2011

Pretax income (loss) from continuing operations	$227	$(5,820)	$67,628	$40,828	$(6,112)	$(3,107)	$(51,989)
Add: Fixed charges	8,574	13,840	45,575	57,010	79,500	90,213	92,325
Total earnings before income taxes and fixed charges	$8,801	$8,020	$113,203	$97,838	$73,388	$87,106	$40,336

Fixed charges:
Interest expense	$8,436	$13,693	$44,884	$54,892	$73,831	$83,469	$83,828
Interest on deposits	136	145	682	2,109	5,660	6,735	8,488
Interest portion of net rent expense (a)	2	2	9	9	9	9	9
Total fixed charges	$8,574	$13,840	$45,575	$57,010	$79,500	$90,213	$92,325

Ratio of earnings to fixed charges:
Including interest on deposits	1.0	-	2.5	1.7	-	-	-
Excluding interest on deposits	1.0	-	2.5	1.7	-	-	-

Deficiency in the coverage of fixed charges by earnings (loss) before income taxes and fixed charges	$—	$(5,820)	$—	$—	$(6,112)	$(3,107)	$(51,989)

(a) One-third of net rent expense is the portion deemed representative of the interest factor.

Note: In computing the ratio of earnings to fixed charges: (a) earnings have been based on income from continuing operations before income taxes and fixed charges (exclusive of interest capitalized) and (b) fixed charges consist of interest expense and the estimated interest portion of rents. Interest expense on uncertain tax positions has been excluded from fixed charges, as it is included as a component of income taxes in the consolidated financial statements.